EXHIBIT 99.1

NANOBIOTIX Strengthens Financial Position Through Amendment of Global Licensing Agreement for JNJ-1900 (NBTXR3) and Extends Cash Visibility to Mid-2026

Conference call and webcast scheduled for March 18, 2025, at 8:30 A.M. EDT / 1:30 P.M. CET

PARIS and CAMBRIDGE, Mass., March 17, 2025 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering disruptive nanotherapeutic approaches to revolutionize treatment outcomes for millions of patients, today announced the execution of another disciplined step in its financial strategy through the amendment of the Company’s global licensing agreement with Janssen Pharmaceutica NV, a Johnson & Johnson company.

The amendment removes Nanobiotix’s funding obligation for NANORAY-312 and releases Johnson & Johnson from select future potential milestone payments, while safeguarding Nanobiotix’s path to sustainable cashflow through significant potential milestone payments.

Core Components of the Amendment

  Johnson & Johnson to Cover NANORAY-312 Costs Through Completion:
    Johnson & Johnson will assume nearly all remaining costs for the ongoing pivotal Phase 3 trial through completion, less a small portion of costs that will remain covered by Nanobiotix.
  Overall Deal Value Adjusted from Approximately $2.7B to Approximately $2.6B:
    Revisions to potential future milestone payments in the amendment total $105M while maintaining first significant milestones and hundreds of millions in potential milestone payments related to the clinical programs for cisplatin-ineligible head and neck cancer and stage 3 unresectable non-small cell lung cancer expected by Nanobiotix in the coming years.
    The global licensing agreement, now valued up to approximately $2.6B, includes Nanobiotix eligibility for potential success-based payments that include:
      $1.77B, in the aggregate, in potential development, regulatory, and sales milestones related to the first programs including cisplatin-ineligible head and neck cancer and unresectable stage 3 non-small cell lung cancer.
      $650M, in the aggregate, in potential additional development, regulatory, and sales milestones related to five new indications that may be developed by Johnson & Johnson at its sole discretion.
      $165M, in the aggregate, in potential development, regulatory, and sales milestones for China, South Korea, Singapore, and Thailand.
    In addition to the approximately $2.6B in potential milestones outlined above, Nanobiotix remains eligible for $220M in potential development and regulatory milestones per new indication that may be developed by Nanobiotix, in alignment with Johnson & Johnson.
    Tiered double-digit potential royalties in the low 10s to low 20s remain unchanged.
  Meaningful Extension of Cash Runway and Reduction of Cash Burn:
    The amended agreement has enabled Nanobiotix to strengthen its financial position, extending cash visibility to mid-2026, while continuing to explore additional financing options—preferably non-dilutive—to further extend runway into 2027.
    Nanobiotix also expects a meaningful reduction of operational cash burn going forward, as the ongoing Phase 3 study previously represented a significant portion of the Company’s operating costs.

“Our disciplined financial approach has provided an important step and continues our positive trend toward long-term stability and profitability,” said Bart Van Rhijn, Nanobiotix Chief Financial and Business Officer. “The revised licensing terms with Johnson & Johnson ensure operational alignment given changes in NANORAY-312 responsibilities while preserving key milestone opportunities and extending Nanobiotix cash visibility into mid-2026. We are pleased by what we view as a favorable cost of capital resulting from this amendment. We are continuing to evaluate additional, preferably non-dilutive, financial solutions to further extend runway into 2027 and ensure our path to sustainable revenue through the hundreds of millions in potential milestone payments related to our lead programs expected in the coming years.”

Conference Call and Webcast

Nanobiotix will host a conference call and live audio webcast on Tuesday, March 18, 2025, at 8:30 AM EDT / 1:30 PM CET, prior to the open of the U.S. market. During the call, Laurent Levy, chief executive officer, and Bart Van Rhijn, chief financial and business officer, will briefly review the amendment and its impact on the Company before taking questions from participants.

Registration and conference call link: click here

Details of the call are also available in the investors section of the Company’s website at www.nanobiotix.com. It is recommended to join 10 minutes prior the event start. A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the Company’s website.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

About JNJ-1900 (NBTXR3)

NBTXR3 is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas for which the product received a European CE mark in 2019. The product candidate’s physical mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that NBTXR3 could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated NBTXR3 is being evaluated across multiple solid tumor indications as a single agent or in combination with anti-PD-1 immune checkpoint inhibitors, including in NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of NBTXR3 activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating NBTXR3 across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of NBTXR3 with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2024 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2023 universal registration document filed with the AMF on April 24, 2024, in Nanobiotix’ 2024 semi-annual report under the caption “Supplemental Risk Factor” filed with the SEC on Form 6-K and with AMF on September 18, 2024, and subsequent filings Nanobiotix makes with the SEC from time to time which are available on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications nanobiotixteam@uncappedcommunications.com

Attachment

  2025-03-17 -- NBTX -- Amends Global Licensing Agmt JNJ-1900 -- FINAL (https://ml.globenewswire.com/Resource/Download/691c6197-8a57-4870-a3c3-6bbf35d43d0b)